UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41344

Metal Sky Star Acquisition Corporation

(Exact name of registrant as specified in its charter)

221 River Street, 9th Floor

Hoboken, New Jersey

(201) 721-8789

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.0001 per share

Redeemable warrants, each warrant exercisable for one Ordinary Share

Rights to receive one-tenth (1/10th) of one Ordinary Share

Units comprised of Ordinary Shares, Rights and Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 9, 2026

By:	/s/ Wenxi He
Name:	Wenxi He
Title:	Chief Executive Officer and Chief Financial Officer